UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 001-34258
WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Weatherford International Ltd.
4 — 6 Rue Jean-Francois Bartholoni,
1204 Geneva, Switzerland

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:
     We have audited the accompanying statements of net assets available for benefits of the Weatherford International, Inc. 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 23, 2011

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS:
Investments, at fair value	$554,525,923	$452,701,615

Receivables:
Notes receivable from participants	19,330,668	18,160,556
Company contributions	1,613,684	1,316,038
Participants’ contributions	1,760,510	1,483,649
Accrued income	119,826	119,447
Loan repayments	360,412	340,950
Pending settlement	253,928	357,511

Total Receivables	23,439,028	21,778,151

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	$577,964,951	$474,479,766

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	6,158,677

NET ASSETS AVAILABLE FOR BENEFITS	$577,964,951	$480,638,443

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:

Interest income on investments	$16,881
Interest income on notes receivable from participants	991,471
Dividend income	8,802,109
Net appreciation in fair value of collective trusts	5,042,730
Net appreciation in fair value of common stocks	28,007,920
Net appreciation in fair value of mutual funds	30,531,646

73,392,757

Contributions:
Participants	44,724,674
Company	22,673,615
Rollovers	2,620,218

70,018,507

Transfer from other plan	2,811,539
Other income	108,096

Total Additions	146,330,899

DEDUCTIONS:

Benefits paid to participants and beneficiaries	$48,874,940
Administrative fees	129,451

Total Deductions	49,004,391

NET INCREASE	97,326,508

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	480,638,443

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$577,964,951

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN:
     The following description of the Weatherford International, Inc. 401(k) Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan established by the board of directors (“the Board of Directors”) of Weatherford International, Inc.
     Weatherford International, Inc. is an indirect, wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation (“the Company”).
     The Board of Directors appointed a committee (“the Administrative Committee”) to administer the Plan. Bank of America, N.A. serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility
     All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States or employed by an affiliate company that has not adopted the Plan, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company’s matching or discretionary contributions until the employee has completed one year of continuous service.
Contributions
     An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax basis subject to certain limitations, up to 50 percent of his or her considered compensation, as defined by the Plan and on an after tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 50 percent of considered compensation. In addition, participants may contribute amounts representing rollovers from other qualified plans.
     Effective May 1, 2010, the Plan was amended to add a Roth 401(k) feature which allows employees to contribute funds on a post-tax elective deferral basis, in addition to, or instead of, pre-tax elective deferrals. The Roth 401(k) feature also allows for tax free growth and distribution provided the post-tax contributions have been invested for at least 5 years and the employee has reached age 59 and a half.
     Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations.
     The Company automatically deducts and contributes to the Plan 2% of the considered compensation for each newly eligible employee who has not voluntarily elected salary deferral. No automatic deduction is taken for those employees who have elected to defer a different percentage of covered compensation or for those who have elected not to participate in the salary deferral.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
     The Company shall make matching contributions equal to 100 percent of the participant’s pre-tax and/or Roth 401(k) contributions up to 4 percent of considered compensation, as defined by the Plan. Considered compensation used to calculate the Company match includes overtime, bonuses and commissions but does not include relocation, severance pay, or any amounts paid after an employee’s severance from employment. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2010.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant’s account invested in a particular investment to all participants’ accounts in that investment.
Investment Options
     Participants may invest in any of fifteen mutual funds, three common/collective trusts and Weatherford International Ltd. registered shares (“Registered Shares”). Each participant who has invested in Registered Shares has the right to vote the shares in his or her account with respect to any matter that comes before the shareholders for a vote. Shares of National Oilwell Varco, Inc. (formerly Grant Prideco, Inc.) common stock received as a result of a prior transaction may be sold and reinvested in other investment options, but no additional shares may be purchased.
Vesting
     Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant’s Company match and discretionary contribution accounts.
Participant Loans
     Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one year period or one half of the fair market value of the participant’s vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant’s principal residence. In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant’s vested account balance and bear interest at the prime rate as reported in The Wall Street Journal or at a rate determined by the Administrative Committee.
Withdrawals and Terminations
     A participant may withdraw the value of his or her after-tax contributions or rollover contributions from the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant’s pre-tax contributions, Roth 401(k) contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 6 months.
     In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant’s account balance will be made available to the participant or his or her beneficiary as a lump sum. Upon termination of employment, the participant’s entire account balance will be available for withdrawal. If a participant has not elected otherwise, all mandatory distributions in excess of $1,000, but not greater than $5000, are automatically rolled-over into individual retirement accounts selected by the Administrative Committee. Certain benefits related to other forms of payment are protected by the Plan.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
     The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Valuation of Investments
     The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Until October 2010, the Retirement Preservation Trust (“the RPT”), a common/collective trust, invested in fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. During October 2010, the RPT investments were converted into cash and cash equivalents in preparation for its liquidation which occurred subsequent to yearend.
     The RPT is a common/collective trust which, until October 2010, primarily invested in synthetic guaranteed investment contracts (“SICs”), which are a combination of a portfolio of securities plus wrapper contracts issued by financially responsible third-parties (typically a financial institution). As the SICs are fully benefit-responsive investment contracts, the RPT valued its investments at contract value. Contract value represents principal plus accrued interest. The fair value of SIC contracts include the value of the underlying securities and the value of the wrapper contract. SIC wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Securities underlying the SICs primarily include debt securities which are traded in over-the-counter markets and valued at the last available bid price or on the basis of values obtained by a pricing service.
Notes Receivable from Participants
     Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Income Recognition
     Interest and dividend income is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
fair value of collective trust, common stocks and mutual funds on the Statement of Changes in Net Assets Available for Benefits. No dividends were paid on the Company’s Registered Shares during 2010.
Payment of Benefits
     Benefits are recorded when paid.
Expenses of the Plan
     Administrative fees incurred by the Plan are paid by the Company, except for participant loan fees, which are paid from the account of the participant requesting the loan.
New Accounting Pronouncement
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between levels of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.
     In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009, however, for presentation purposes, the loans have been reclassified to notes receivable from participants.
     In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures (“ASC 820”) to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
3. INVESTMENTS:
     Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2010 or 2009 are as follows:

	December 31,
	2010	2009

Retirement Preservation Trust (stated at contract value)	$103,685,548	$91,104,694
Registered Shares of Weatherford International Ltd.	117,712,608	92,559,608
PIMCO Total Return Fund	49,446,321	47,200,417
Davis New York Venture Fund	39,267,701	35,366,218
Equity Index Trust	38,648,421	29,638,328
Van Kampen Investment	27,466,688	25,380,146
     Due to the liquidation of the Retirement Preservation Trust, the fair value and the contract value are equivalent at December 31, 2010. The fair value of the Retirement Preservation Trust totaled $84,946,017 at December 31, 2009.
4. FAIR VALUE MEASUREMENTS:
     ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources (observable inputs) and an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
     Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
     Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
     Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
     In accordance with ASC 820, the following table presents the Company’s assets that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total

Money market fund	$632,815	$—	$632,815
Mutual funds:
Domestic small/mid cap growth	17,595,314	—	17,595,314
Domestic small/mid cap value	47,865,136	—	47,865,136
Domestic small/mid cap blend	17,438,081	—	17,438,081
Domestic large cap growth	12,497,645	—	12,497,645
Domestic large cap blend	39,267,701	—	39,267,701
Foreign small/mid growth	28,208,755	—	28,208,755
Foreign large blend	22,651,358	—	22,651,358
Domestic/foreign allocation	47,895,775	—	47,895,775
Fixed income	54,903,815	—	54,903,815
Other	1,789,389	—	1,789,389
Common stocks(a)	120,185,383	—	120,185,383
Common/collective trusts:
Short-term bond fund(b)	—	103,685,548	103,685,548
Large cap blend(c)	—	38,648,421	38,648,421
Large cap value	—	1,260,787	1,260,787

Total assets at fair value	$410,931,167	$143,594,756	$554,525,923

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total

Money market fund	$500,402	$—	$500,402
Mutual funds:
Domestic small/mid cap growth	28,133,834	—	28,133,834
Domestic small/mid cap value	34,617,004	—	34,617,004
Domestic large cap growth	10,710,474	—	10,710,474
Domestic large cap blend	35,366,218	—	35,366,218
Foreign small/mid growth	19,087,024	—	19,087,024
Foreign large blend	21,257,243	—	21,257,243
Domestic/foreign allocation	43,472,989	—	43,472,989
Fixed income	50,111,879	—	50,111,879
Common stocks(a)	94,468,564	—	94,468,564
Common/collective trusts:
Stable value(b)	—	84,946,017	84,946,017
Large cap blend(c)	—	29,638,328	29,638,328
Large cap value	—	391,639	391,639

Total assets at fair value	$337,725,631	$114,975,984	$452,701,615

(a)	The investments in common stocks are concentrated in energy-related securities.

(b)	At December 31, 2010, this common/collective trust had transferred all of its investments into cash and cash equivalents in preparation for its liquidation. In anticipation of the liquidation, the Plan filed the required 30-day notice in order to liquidate all of its assets held in the trust. For further discussion, see Note 11.

At December 31, 2009, this common/collective trust was designed to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds. The trust invested primarily in a broadly diversified portfolio of guaranteed investment contracts and high-quality money market securities. Participant-directed redemptions had no restrictions. For further discussion of the value of the trust, see Note 2.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)

(c)	This category includes a common/collective trust that is designed to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500 Index”). The trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of the S&P 500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.
     Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (“NAV”) of shares held by the plan at year end. Common/collective trusts are valued at NAV of shares determined by the issuer and the RPT is valued as described in Note 2.
     The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2010 and 2009.
5. RISKS AND UNCERTAINTIES:
     The Plan provides for various investments in common/collective trusts, mutual funds and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
6. RELATED PARTY TRANSACTIONS:
     Certain investments of the Plan are maintained by Bank of America, N.A. Bank of America, N.A. is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s Registered Shares. Because the Company is the Plan Sponsor, transactions involving the Company’s Registered Shares qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
7. PLAN TERMINATION:
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
8. TAX STATUS:
     The Plan received a determination letter from the Internal Revenue Service dated June 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
     Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$577,964,951	$480,638,443
Amounts allocated to withdrawing participants	(632,022)	(451,490)
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	—	(6,158,677)

Net assets available for benefits per the Form 5500	$577,332,929	$474,028,276

     The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2010, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$97,326,508
Less: Amounts allocated to withdrawing participants at December 31, 2010	(632,022)
Add: Amounts allocated to withdrawing participants at December 31, 2009	451,490
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	6,158,677

Net increase in net assets available for benefits per Form 5500	$103,304,653

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010 and 2009, but not yet paid as of that date.
     The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value.
10. DELINQUENT PARTICIPANT CONTRIBUTIONS:
     During 2009, the Company was untimely in remitting certain participant contributions and loan repayments in the amount of $11,246. Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company remitted the delinquent participant contributions and lost earnings to the Plan in May 2010. Related excise taxes were also paid by the Company in July 2010.
11. SUBSEQUENT EVENT:
     Effective January 21, 2011, the Plan liquidated all of its assets held in the Retirement Preservation Trust and replaced that investment option with the Invesco Stable Value Retirement Fund (“IRF”). The IRF has an investment strategy that is similar to the previous RPT strategy which involves focusing on the preservation of principal while providing interest income and maintaining liquidity. The IRF portfolio consists primarily of guaranteed investment contracts and cash investments.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(a), SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 04-2515019 PN: 002
DECEMBER 31, 2010

Total that Constitute
Participant Contributions	Nonexempt Prohibited
Transferred Late to Plan	Transactions
$11,246 *	$11,246 *

*	Represents delinquent participant contributions and loan repayments from May 2009. The Company remitted lost earnings and filed the required Form 5330 in 2010.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 04-2515019 PN: 002
DECEMBER 31, 2010

		Principal Number
Identity of Issue	Description of Investment	of Units/ Shares	Current Value

COLLECTIVE TRUSTS:
*Bank of America, N.A.	Equity Index Trust	3,420,214	$38,648,421
*Bank of America, N.A.	Retirement Preservation Trust	103,685,548	103,685,548
*Bank of America, N.A.	BlackRock Large Cap Value	155,653	1,260,787

	Total collective trusts		143,594,756

MUTUAL FUNDS:
American Beacon Funds	American Beacon Small Cap Value Fund	1,043,813	20,260,404
American Funds	American Funds Growth Fund of America	411,242	12,497,645
Baron Growth Fund	Baron Growth Fund CL N	65,756	3,368,666
BlackRock, Inc.	BlackRock Global Allocation Fund	1,047,645	20,429,087
Davis Venture Group	Davis New York Venture Fund	1,131,960	39,267,701
Ell Global Property	Ell Global Property	121,397	1,789,389
Fidelity Investments	Fidelity Advisors Small Cap Growth Fund	691,723	17,438,081
Goldman Sachs	Goldman Sachs Growth Opportunities Fund	584,257	14,226,648
Goldman Sachs	Goldman Sachs High Yield Instl	285,680	2,085,467
Goldman Sachs	Goldman Sachs Mid Cap Value Fund	763,616	27,604,732
MFS Investment Management	MFS International New Discovery Fund	1,288,071	28,208,755
PIMCO Mutual Funds	Pimco Total Return Fund	4,557,265	49,446,321
Thornburg	Thornburg International	811,295	22,651,358
Vanguard	Vanguard Inflation	132,029	3,372,027
Van Kampen Investments	Van Kampen Equity & Income Fund	3,197,519	27,466,688

	Total mutual funds		290,112,969

COMMON STOCKS:
*Weatherford International Ltd.	Registered Shares of Weatherford International Ltd.	5,162,834	117,712,608
National Oilwell Varco, Inc.	Common stock of National Oilwell Varco, Inc.	36,770	2,472,775

	Total common stocks		120,185,383

OTHER:
*Bank of America, N.A.	Cash, interest-bearing		632,815
*Participant loans	Interest rates ranging from 4.25% to 10.5% with varying maturity dates		19,330,668

	Total assets		$573,856,591

*	Party in interest.

SIGNATURES
     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
Date: June 23, 2011	/s/ Jim Drone
Jim Drone
Associate General Counsel and Administrative Committee Member for Weatherford International, Inc. and Weatherford International Ltd.

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm